UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Announcement by Royal Dutch Shell plc

LONDON, May 14/PRNewswire-FirstCall/ --     Royal Dutch Shell Plc ("RDS") (
NYSE:RDS.A; NYSE:RDS.B ) hereby announces that Mr Rijkman Groenink, Chairman of the Managing Board of ABN AMRO, who has been nominated for the position of
Non-Executive Director of RDS, has requested the withdrawal of his nomination at this time. The reason for his decision is that he wants to fully dedicate his attention to ABN AMRO, given the current corporate activities around the company.

    The Board of Royal Dutch Shell Plc understands his position and has accepted Mr Groenink's request. As a result of this the relevant resolution on the agenda of the Annual General Meeting of Shareholders of the Company on
15 May is withdrawn.

    Disclaimer Statement

    This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch
Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements.
Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ''anticipate'', ''believe'',
''could'', ''estimate'', ''expect'', ''intend'', ''may'', ''plan'',
''objectives'', ''outlook'', ''probably'', ''project'', ''will'', ''seek'',
''target'', ''risks'', ''goals'', ''should'' and similar terms and phrases.
There are a number of factors that could affect the future operations of
Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group's products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f)
loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this presentation. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

Source: Royal Dutch Shell plc

Contacts: Shell Investor Relations: Den Haag Tjerk Huysinga +31-70-377-3996,
New York Harold Hatchett +1-212-218-3112; Shell Media Relations:
International, US, UK Press +44-207-934-5963/ 3277/ 6238, The Netherlands and
European Press +31-70-377-8750

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 14/05/2007	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary